SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE Act of 1934

For the month of November, 2006.

ORIX Corporation

(Translation of Registrant’s Name into English)

Mita NN Bldg., 4-1-23 Shiba, Minato-Ku,

Tokyo, 108-0014, JAPAN

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐        No  ☒

Table of Documents Filed

Page
1.	ORIX’s Interim Consolidated Financial Results (April 1, 2006 – September 30, 2006) filed with the Tokyo Stock Exchange on Wednesday, November 8, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: November 8, 2006	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Vice Chairman and CFO
ORIX Corporation

Consolidated Financial Results

April 1, 2006 – September 30, 2006

November 8, 2006

In preparing its consolidated financial information, ORIX Corporation and its subsidiaries have complied with accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

U.S. Dollar amounts have been calculated at Yen 117.90 to $1.00, the approximate exchange rate prevailing at September 30, 2006.

These documents may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission and those factors described under “5. Business Risks” of the “Financial Results” herein.

The Company believes that it will be considered a “passive foreign investment company” for United States Federal income tax purpose in the year to which these consolidated financial results relate and for the foreseeable future by reason of the composition of its assets and the nature of its income. A U.S. holder of the shares or ADSs of the Company is therefore subject to special rules generally intended to eliminate any benefits from the deferral of U.S. Federal income tax that a holder could derive from investing in a foreign corporation that does not distribute all of its earnings on a current basis. Investors should consult their tax advisors with respect to such rules, which are summarized in the Company’s annual report.

For further information please contact:

Corporate Communications

ORIX Corporation

Mita NN Bldg., 4-1-23 Shiba, Minato-ku, Tokyo 108-0014

JAPAN

Tel: +81-3-5419-5102 Fax: +81-3-5419-5901

E-mail: raymond_spencer@orix.co.jp

Consolidated Financial Results from April 1, 2006 to September 30, 2006

(U.S. GAAP Financial Information for ORIX Corporation and its Subsidiaries)

Corporate Name:	ORIX Corporation
Listed Exchanges:	Tokyo Stock Exchange (Securities No. 8591)
Osaka Securities Exchange
New York Stock Exchange (Trading Symbol : IX)
Head Office:	Tokyo JAPAN
Tel: +81-3-5419-5102
(URL http://www.orix.co.jp/grp/ir_e/ir_index.htm)

Date Approved by Board of Directors:	November 8, 2006

1. Performance Highlights for the Six Months Ended September 30, 2006 and 2005, and the Year Ended March 31, 2006

(1) Performance Highlights - Operating Results (Unaudited)

	(millions of JPY)*1
	Total Revenues	Year-on-Year Change	Operating Income	Year-on-Year Change	Income before Income Taxes*2	Year-on-Year Change
September 30, 2006	558,529	24.7%	135,161	17.2%	151,334	14.0%
September 30, 2005	447,729	6.2%	115,347	104.0%	132,754	92.1%
March 31, 2006	941,872	—	216,004	—	250,816	—

	Net Income	Year-on-Year Change	Basic Earnings Per Share	Diluted Earnings Per Share
September 30, 2006	91,326	8.8%	1,014.29	977.73
September 30, 2005	83,954	96.7%	957.87	907.93
March 31, 2006	166,388	—	1,883.89	1,790.30

1.	Equity in Net Income of Affiliates was a net gain of JPY 15,017 million for the six months ended September 30, 2006, a net gain of JPY 15,607 million for the six months ended September 30, 2005 and a net gain of JPY 32,080 million for the year ended March 31, 2006.
2.	The average number of shares was 90,038,689 for the six months ended September 30, 2006, 87,646,520 for the six months ended September 30, 2005 and 88,321,649 for the year ended March 31, 2006.
3.	Changes in Accounting Principles Yes ( ) No ( x ) (except for adoptions of new accounting principles)

*Note 1:	Unless otherwise stated, all amounts shown herein are in millions of Japanese yen or millions of U.S. dollars, except for Per Share amounts which are in single yen.
*Note 2:	“Income before Income Taxes” as used throughout the report represents “Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain.”

(2) Performance Highlights - Financial Position (Unaudited)

	Total Assets	Shareholders’ Equity	Shareholders’ Equity Ratio	Shareholders’ Equity Per Share
September 30, 2006	7,633,915	1,034,339	13.5%	11,470.78
September 30, 2005	6,333,055	821,420	13.0%	9,333.32
March 31, 2006	7,242,455	953,646	13.2%	10,608.97

1.	The number of outstanding shares was 90,171,602 as of September 30, 2006, 88,009,397 as of September 30, 2005 and 89,890,579 as of March 31, 2006.

(3) Performance Highlights - Cash Flows (Unaudited)

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
September 30, 2006	165,962	(520,853)	252,904	143,971
September 30, 2005	112,157	(182,787)	102,172	177,565
March 31, 2006	136,003	(799,357)	762,528	245,856

(4) Number of Consolidated Subsidiaries and Affiliates

Consolidated Subsidiaries	189
Non-consolidated Subsidiaries	0
Affiliates	83	(Of which 83 are accounted for by the equity method)

(5) Changes in Number of Consolidated Subsidiaries and Affiliates

Additions to and deletions from consolidated subsidiaries and affiliates for the six months ended September 30, 2006

    Additions: Consolidated Subsidiaries 7, Affiliates 2

    Deletions: Consolidated Subsidiaries 3, Affiliates 3

2. Forecasts for the Year Ending March 31, 2007 (Unaudited)

Fiscal Year	Total Revenues	Income before Income Taxes	Net Income
March 31, 2007	1,123,000	319,000	195,000

Note : Basic Earnings Per Share is forecasted to be JPY 2,162.54.

Group Position

The main contents of each operation and the positioning of ORIX Corporation and its subsidiaries are given below.

The following classification is the same as that used in the classification of information by segment.

Operations in Japan

(1)	Corporate Financial Services

This business centers on direct financing leases and installment loans to corporate customers as well as the sale of a variety of financial products and other fee business.

[Main related companies]

    ORIX Corporation, ORIX Alpha Corporation, Nittetsu Lease Co., Ltd.

(2)	Automobile Operations

This business principally comprises automobile leasing operations and automobile rental operations.

[Main related companies]

    ORIX Auto Corporation

(3)	Rental Operations

This business principally comprises the rental and lease of precision measuring equipment, personal computers and other equipment to corporate customers.

[Main related companies]

    ORIX Rentec Corporation

(4)	Real Estate-Related Finance

This business encompasses real estate loans to corporate customers and housing loans to individuals. ORIX is also expanding its business involving loan servicing and commercial mortgage-backed securities (CMBS).

[Main related companies]

    ORIX Corporation, ORIX Trust and Banking Corporation, ORIX Asset Management & Loan Services Corporation

(5)	Real Estate

This business consists principally of condominium development, office building development and sales, office rental activities, integrated facilities management as well as the operation of such facilities as hotels, employee dormitories and training facilities and asset management of Real Estate Investment Trusts (REITs).

[Main related companies]

    ORIX Corporation, ORIX Real Estate Corporation, ORIX Facilities Corporation

(6)	Life Insurance

This segment consists of direct and agency life insurance sales and related activities conducted by ORIX Life Insurance.

[Main related companies]

    ORIX Life Insurance Corporation

(7)	Other

The other segment encompasses securities brokerage, venture capital operations, consumer card loan operations, investment banking and new businesses.

[Main related companies]

    ORIX Corporation, ORIX Credit Corporation, ORIX Capital Corporation, ORIX Securities Corporation, ORIX Baseball Club Co., Ltd.,

    ORIX COMMODITIES Corporation, ORIX Investment Corporation,

    The Fuji Fire and Marine Insurance Company, Limited, DAIKYO INCORPORATED

Overseas Operations

(1)	The Americas

Principal businesses in the Americas segment are direct financing leases, corporate lending, securities investment, commercial mortgage-backed securities (CMBS) related business, investment banking and real estate development.

[Main related companies]

    ORIX USA Corporation

(2)	Asia, Oceania and Europe

Principal businesses in Asia, Oceania and Europe involve direct financing leases, ship related operations, operating leases for transportation equipment, corporate lending and securities investment.

[Main related companies]

    ORIX Asia Limited, ORIX Leasing Malaysia Berhad, PT. ORIX Indonesia Finance,

    ORIX Investment and Management Private Limited, ORIX Taiwan Corporation, ORIX Leasing Singapore Limited,

    ORIX Leasing Pakistan Limited, INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED,

    ORIX Australia Corporation Limited, ORIX Aviation Systems Limited, Korea Life Insurance Co., Ltd.

Group Structure

The structure of principal business of the ORIX Group is as follows.

[Management Policies]

1. Management Basic Policy

ORIX’s corporate philosophy and management policy are shown below.

Corporate Philosophy

ORIX is working to contribute to society by developing leading financial services on a global scale, constantly anticipating market needs, and offering innovative products that create new value for customers.

Management Policy

•	ORIX strives to meet the diverse needs of our customers and to deepen trust by developing superior services and drawing on the full range of our capabilities.

•	ORIX aims to strengthen its base of operations and achieve stable, long-term growth by integrating ORIX’s resources to promote synergies amongst different units.

•	ORIX makes efforts to maintain a corporate culture that encourages a sense of fulfillment and pride by developing personnel resources through corporate programs and promoting professional development.

•	ORIX aims to attain stable, long-term growth in shareholder value by implementing these initiatives.

2. Profit Distribution Policy

Over the medium- and long-term ORIX is attempting to distribute profits to shareholders through a steady dividend, and to foster sustainable growth of the company and shareholder value through the appropriation of retained earnings to business fields that are expected to achieve high earnings.

3. Vision and Policy for Lowering Investment Units

ORIX believes that it is necessary to take appropriate measures in reviewing its policy regarding the minimum investment unit for trading on the stock exchange to allow for participation by a broader range of investors.

With regard to the above policy, ORIX changed the number of shares that constitute one unit from 100 to 10 on December 1, 2005.

4. Target Management Index

ORIX sets ROE (Return on Equity), ROA (Return on Asset), and the shareholders’ equity ratio as important management indexes and is building its business portfolio with a focus on balancing profitability, growth and stability of the company.

5. Medium- and Long-Term Corporate Management Strategy

With the continued evolution of the economy and society, market demands for innovative products and services increasingly impact the financial services sector, ORIX’s principal operating domain. Accordingly, ORIX has identified management’s ability to promptly and flexibly respond to changing market needs as critical to achieving medium- and long-term growth.

Currently, ORIX is engaged in business activities across seven operating segments in Japan and two segments overseas. These nine segments are segregated according to three core characteristics with management resources allocated to ensure maximum efficacy. The position of each segment is subject to constant change in line with the aforementioned shifts in market demand. The nine operating segments according to their current characteristics are as follows.

1.	Stable profit segments attempting to achieve further growth

Corporate Financial Services; Rental Operations; Life Insurance; and Asia, Oceania and Europe segments

2.	Accelerated growth segments attempting to achieve high growth in profits

Automobile Operations; Real Estate-Related Finance and Real Estate segments

3.	Future profit segments expected to contribute to profits in the future

Other and The Americas segments

6. Challenges to be Addressed

(1) Strengthening Corporate Structure

ORIX understands that a robust and dynamic corporate structure is integral to achieving sustained growth from a medium- and long-term perspective. As the scale of operations continues to expand the importance to strengthen corporate structure also increases. Recognizing its growing importance in conjunction with demands to expand corporate scale, ORIX is committed to redoubling efforts in this area.

In specific terms, we intend to implement the following three measures in an effort to strengthen our corporate structure.

1.	Further improve our financial position

2.	Further develop an operating platform that is capable of creating new value

3.	Establish a workplace environment that is valued by employees

From the perspective of further improving our financial position, we have in recent years enjoyed quantitative results commensurate with our efforts. Going forward, ORIX will continue to secure growth opportunities with the aim of realizing further improvement. In an effort to further develop an operating platform that is capable of creating new value, we will focus on expanding our customer base, enhancing our sales and marketing network, and fostering improvements in intangible areas such as cross-functional collaboration and teamwork, individual employee effort and our corporate culture. With the aim of establishing an optimal workplace environment, we will promote increased awareness among management as to their roles and responsibilities, while extending efforts to realize a value-creating environment in which employees can fulfill their potential irrespective of nationality, age, gender, education and employment type. At the same time, we will instill among employees a deeper understanding of the impact of our corporate activities in an effort to better contribute to the prosperity of the economy and society.

(2) Business Development

Buoyed by a steadily recovering domestic economy, ORIX will pursue business development in Japan by bolstering the activities of its core Corporate Financial Services segment focusing on small and medium-sized enterprises (SME). In response to capital investment and real estate development needs, we will expand operations in leasing and loans. Complementing these initiatives, we will propose a variety of innovative financial services to address requirements from the growing M&A market and emerging demands relating to business restructuring including the sale of businesses and operating units. Furthermore, we will expand operations in automobile leasing by providing a broad range of high-quality services.

In the Real Estate segment, we will expand the scale of operations in condominium, office building and a wide range of other property development. We will also enter new business fields including nursing and medical care services for residential development and property management. Leveraging our strengths in non-recourse loans, loan servicing and related activities, we will nurture the Real Estate and Real Estate-Related Finance segments to become new core businesses after our Corporate Financial Services segment focusing on SMEs.

Utilizing a sales and marketing network that extends across 22 countries and regions outside of Japan, we are looking to further expand our overseas operations. In January 2006, ORIX entered the investment banking field in the United States. While working to promote our activities in this new endeavor, we will also pursue synergies with our existing Corporate Finance Group.

Commensurate with business expansion and changes in our operating environment, ORIX will confront a variety of business and market risks. Risks tend to increase along with the profitability and growth of a particular business. In order for us to ensure that the checks and balances in our operations are more effective, we examine new business transactions from a variety of perspectives and apply strict assessment criteria. Thereafter, we periodically monitor transactions, work to further diversify risk and selectively apply financial instruments, a key element in risk management. While the profit structure is constantly changing, we are also implementing capital allocation initiatives with the aim of building a portfolio that attempts to balance profitability, growth and financial stability.

(3) Corporate Governance

In order to ensure prompt decision-making and execution as well as more effective separation of roles and responsibilities between the executive and supervisory functions, ORIX adopted a “Company with Committees” board model in 2003. (This model was amended to reflect the effectiveness of the Company Law on May 1, 2006).

As of September 30, 2006, the Board of Directors consisted of five outside directors and six internal directors. By appointing external parties to its Board of Directors, ORIX is able to leverage the experience and resourcefulness of individuals from outside the Company, further strengthen its corporate governance framework and improve the Board’s ability to objectively determine whether business activities emphasize the interests of shareholders. In the future, ORIX will continue to enhance its corporate governance function with the aim of ensuring sound and efficient corporate management.

7. Matters Related to the Parent Company

Not applicable.

[Financial Results]

1. Six Months Ended September 30, 2006

Economic Environment

The world economy, including the United States, Europe and Asia, has generally continued to recover and grow over the last six-month period. The U.S. economy showed signs of expansion, despite concerns regarding the decrease in residential investment towards the end of this period, supported by a steady corporate performance, as well as a slight increase in consumer spending. The European economy continued its trend in recovery backed by an expansion in capital investment and steady consumer spending. While the Chinese economy continued to achieve high growth, other countries across Asia also showed signs of economic improvement.

The Japanese economy continued to recover, despite the economic instability caused by the rise in oil prices, due to growth in private capital investments stemming from improvements in corporate earnings, as well as a recovery in employment trends.

Financial Highlights

Income before Income Taxes*	151,334 million yen (Up 14% year on year)
Net Income	91,326 million yen (Up 9% year on year)
Earnings Per Share (Basic)	1,014.29 yen (Up 6% year on year)
Earnings Per Share (Diluted)	977.73 yen (Up 8% year on year)
Shareholders’ Equity Per Share	11,470.78 yen (Up 8% on March 31, 2006)
ROE (Annualized)	18.4% (September 30, 2005: 21.7%)
ROA (Annualized)	2.46% (September 30, 2005: 2.71%)

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

Revenues: 558,529 million yen (Up 25% year on year)

Revenues increased 25% to 558,529 million yen in the first half of this fiscal year compared with the same period of the previous fiscal year. Although “brokerage commissions and net gains on investment securities” and “life insurance premiums and related investment income” decreased year on year, revenues from “direct financing leases,” “operating leases,” “interest on loans and investment securities,” “real estate sales,” “gains on sales of real estate under operating leases,” and “other operating revenues” were up compared to the same period of the previous fiscal year.

Revenues from “direct financing leases” slightly increased to 48,009 million yen compared with the same period of the previous fiscal year. In Japan, revenues from “direct financing leases” were down 9% to 32,075 million yen compared to 35,297 million yen in the same period of the previous fiscal year due to the lower level of operating assets and a decrease in revenues from securitization. Overseas, revenues were up 28% to 15,934 million yen compared to 12,458 million yen in the same period of the previous fiscal year due to the expansion of leasing operations in the Asia, Oceania and Europe segment, and the effect of a depreciation of the yen against the dollar.

Revenues from “operating leases” increased 17% to 124,984 million yen compared to the same period of the previous fiscal year. In Japan, there was an expansion of automobile and real estate operating leases, as well as an increase in revenues from the precision measuring and other equipment rental operations, that resulted in a 16% increase to 95,223 million yen compared to 82,171 million yen in the same period of the previous fiscal year. Overseas, revenues were up 20% to 29,761 million yen compared to 24,712 million yen in the same period of the previous fiscal year due to the expansion of automobile operating leases in the Asia, Oceania and Europe segment.

Revenues from “interest on loans and investment securities” increased 24% to 95,611 million yen compared to the same period of the previous fiscal year. In Japan, “interest on loans and investment securities” increased 16% to 71,828 million yen compared to 61,857 million yen in the same period of the previous fiscal year due primarily to an expansion of revenues including non-recourse loans and loans to corporate customers. Overseas, revenues were up 58% to 23,783 million yen compared to 15,025 million yen in the same period of the previous fiscal year due to an expansion of revenues associated with loans to corporate customers in The Americas segment, as well as contributions from interest on investment securities.

Revenues from “brokerage commissions and net gains on investment securities” decreased 9% to 18,534 million yen compared to the same period of the previous fiscal year. Brokerage commissions were up 12% year on year due to the increase of stock trading value compared to the same period of the previous fiscal year, while the stock market was still in the adjustment phase in Japan. Although there were contributions from revenues of the venture capital operations in Japan and securities investments in The Americas segment, net gains on investment securities were down 13% year on year due to the decrease in net gains on investment securities in Japan.

“Life insurance premiums and related investment income” were down 7% year on year to 63,767 million yen. Life insurance premiums were down year on year, while life insurance related investment income also decreased year on year.

“Real estate sales” more than doubled year on year to 67,895 million yen due to an increase in the number of condominiums sold to buyers from 844 units in the first half of the previous fiscal year to 1,702 units in the first half of this fiscal year.

“Gains on sales of real estate under operating leases” (refer to (Note 1) below) increased 29% year on year to 12,170 million yen due to an increase in sales of office buildings and other real estate under operating leases.

“Other operating revenues” increased 47% year on year to 127,559 million yen. In Japan, revenues were up 21% to 101,749 million yen compared to 84,221 million yen in the same period of the previous fiscal year due to the increases in revenues associated with the automobile maintenance service operations, and our real estate management operations, including hotels, training facilities and golf courses, as well as contribution from the beginning of the first quarter of this fiscal year of companies which we invested in the previous fiscal year, in addition to contributions of servicing fees from our loan servicing operations. Overseas, revenues increased more than 11 times to 25,810 million yen compared to 2,281 million yen in the same period of the previous fiscal year due to the contribution from the beginning of the first quarter of this fiscal year of the investment bank Houlihan Lokey Howard & Zukin (Houlihan Lokey) that entered the ORIX Group in the fourth quarter of the previous fiscal year and is included in The Americas segment.

Note 1: Subsidiaries, business units, and certain rental properties sold or to be disposed of by sale without significant continuing involvements are reported under discontinued operations and the related amounts that had been previously reported have been reclassified retroactively.

Expenses: 423,368 million yen (Up 27% year on year)

Expenses increased 27% to 423,368 million yen compared with the same period of the previous fiscal year. Although “life insurance costs,” “provision for doubtful receivables and probable loan losses,” and “write-downs of securities” were down year on year, “interest expense,” “costs of operating leases,” “costs of real estate sales,” “other operating expenses,” “selling, general and administrative expenses,” and “write-downs of long-lived assets” increased year on year.

“Interest expense” was up 32% year on year to 39,057 million yen. In Japan, “interest expense” increased 19% year on year due to the higher average debt levels. Overseas, “interest expense” increased 52% year on year due to the higher average debt levels and higher interest rates.

“Costs of operating leases” were up 16% year on year to 77,283 million yen accompanying the increase in the average balance of investment in operating leases.

“Life insurance costs” decreased slightly year on year to 57,436 million yen.

“Costs of real estate sales” were up 98% year on year to 55,006 million yen along with the increase in “real estate sales.”

“Other operating expenses” were up 19% year on year to 67,199 million yen accompanying the increase in “other operating revenues.”

“Selling, general and administrative expenses” were up 42% year on year to 119,973 million yen due to an increase in personnel and related expenses associated with Houlihan Lokey, which entered the ORIX Group in the fourth quarter of the previous fiscal year, as well as an increase in the number of employees in the Corporate Financial Services and Automobile Operations segments in an effort to expand our sales platform in Japan.

“Provision for doubtful receivables and probable loan losses” was down 46% year on year to 3,720 million yen due to a lower occurrence of new non-performing assets despite an increase in operating assets, and due to some reversals of the provision for doubtful receivables and probable loan losses.

“Write-downs of long-lived assets” increased year on year to 1,318 million yen.

“Write-downs of securities” were down 20% year on year to 2,142 million yen.

Net Income: 91,326 million yen (Up 9% year on year)

“Operating income” was up 17% year on year to 135,161 million yen, due to the reasons noted above.

“Equity in net income of affiliates” was down 4% to 15,017 million yen compared to the same period of the previous fiscal year due to a decrease in profits from equity method affiliates overseas, despite an increase in profits from equity method affiliates in Japan.

“Gains on sales of subsidiaries and affiliates and liquidation loss” were down 36% year on year to 1,156 million yen.

As a result, “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” increased 14% year on year to 151,334 million yen.

“Minority interests in earnings of subsidiaries, net” increased 79% year on year to 1,747 million yen as a result of the minority interests in earnings of Houlihan Lokey that entered the ORIX Group for a portion of the fourth quarter of the previous fiscal year.

“Income from continuing operations” increased 13% year on year to 87,528 million yen.

“Discontinued operations (refer to (Note 1) on page 9), net of applicable tax effect” decreased 49% year on year to 3,225 million yen.

As a result, “net income” increased 9% year on year to 91,326 million yen.

Operating Assets: 6,319,087 million yen (Up 8% from March 31, 2006)

Operating assets were up 8% from March 31, 2006 to 6,319,087 million yen. While “investment in direct financing leases” was down from March 31, 2006, “installment loans,” “investment in operating leases,” “investment in securities,” and “other operating assets” were up.

Segment Information (“Segment Profits” refer to income before income taxes)

Segment profits for the “Automobile Operations” segment was almost flat year on year; declined for the “Rental Operations,” “Life Insurance,” and “Asia, Oceania and Europe” segments; and increased for the “Corporate Financial Services,” “Real Estate-Related Finance,” “Real Estate,” “Other,” and “The Americas” segments compared to the same period of the previous fiscal year.

Operations in Japan

Corporate Financial Services Segment

Segment revenues were up 19% year on year to 57,945 million yen due mainly to the expansion of loans to corporate customers.

Although “selling, general and administrative expenses” increased as a result of upfront costs associated with an increase in the number of employees in an effort to expand our sale and marketing base, segment profits increased 21% to 28,734 million yen compared to 23,824 million yen in the same period of the previous fiscal year due to an increase in segment revenues and the lower “provision for doubtful receivables and probable loan losses.”

Segment assets increased 11% on March 31, 2006 to 1,799,827 million yen due mainly to an increase in loans to corporate customers.

Automobile Operations Segment

Segment revenues increased 13% year on year to 72,016 million yen with the increase in revenues from operating leases and maintenance services in the automobile leasing operations, as well as the steady performance of the automobile rental operations.

Segment profits were flat year on year at 13,386 million yen. Expenses increased along with the increase in revenues from operating leases and maintenance services and due to an increase in “selling, general and administrative expenses” associated with an increase in the number of employees in an effort to develop our customer base focusing on increasing our automobile-related business to individuals.

Segment assets increased 8% on March 31, 2006 to 548,513 million yen due to the expansion of the automobile leasing operations that also include operating leases.

Rental Operations Segment

Segment revenues were down 4% year on year to 32,412 million yen due to the recognition of losses on the sale of investment securities, although revenues from operating leases including precision measuring and other equipment rentals expanded year on year.

Segment profits decreased 26% to 3,897 million yen compared to 5,292 million yen in the same period of the previous fiscal year accompanying the decrease in segment revenues.

Segment assets were up slightly on March 31, 2006 to 124,363 million yen.

Real Estate-Related Finance Segment

Segment revenues increased 10% year on year to 38,222 million yen due to an expansion of revenues associated with corporate loans, including non-recourse loans, and contributions from the gains on sales of real estate under operating leases.

Although net gains on investment securities decreased compared to the same period of the previous fiscal year, segment profits increased 3% to 21,021 million yen compared to 20,318 million yen in the same period of the previous fiscal year due to contributions from the loan servicing operations and gains on sales of real estate under operating leases.

Segment assets increased 9% on March 31, 2006 to 1,328,367 million yen due mainly to an increase in loans to corporate customers.

Real Estate Segment

Segment revenues increased 45% year on year to 142,129 million yen as more condominiums were sold to buyers in the first half of this fiscal year compared with the same period of the previous fiscal year, and due to the increase in revenues associated with the real estate management operations, including office rental activities, in addition to contributions from the gains on sales of real estate under operating leases.

Segment profits increased 51% to 31,129 million yen compared to 20,562 million yen in the same period of the previous fiscal year in line with the increase in segment revenues.

Segment assets increased 13% on March 31, 2006 to 768,622 million yen due mainly to the expansion of operating assets, including investment in operating leases.

Life Insurance Segment

Segment revenues were down 7% year on year to 63,488 million yen as a result of a decrease in life insurance related investment income, while revenues from life insurance premiums were also down compared to the same period of the previous fiscal year.

Segment profits decreased 56% year on year to 3,379 million yen compared to 7,753 million yen in the same period of the previous fiscal year due to lower segment revenues.

Segment assets increased 3% on March 31, 2006 to 508,409 million yen.

Other Segment

Segment revenues increased 14% year on year to 56,928 million yen due to an increase in gains on investment securities at the venture capital operations, revenues associated with the securities operations and the steady trend in revenues at the card loan operations.

Segment profits increased 18% to 19,232 million yen compared to 16,259 million yen in the same period of the previous fiscal year. While gains on sales of subsidiaries and affiliates decreased year on year, the higher segment revenues and contributions from “equity in net income of affiliates” led to the higher segment profits.

Segment assets increased 5% on March 31, 2006 to 699,105 million yen.

Overseas Operations

The Americas Segment

Segment revenues more than doubled year on year to 56,360 million yen due to the contribution from the beginning of the first quarter of this fiscal year of Houlihan Lokey that entered the ORIX Group in the fourth quarter of the previous fiscal year, and the increase in revenues associated with corporate loans as well as gains on investment securities and interest on investment securities.

Segment profits increased 27% to 17,922 million yen compared to 14,070 million yen in the same period of the previous fiscal year. While the sales of real estate under operating leases and “equity in net income of affiliates” decreased year on year, the higher segment revenues led to the higher segment profits.

Segment assets increased 7% on March 31, 2006 to 470,165 million yen due mainly to an increase in corporate loans.

Asia, Oceania and Europe Segment

Segment revenues were up 8% year on year to 47,222 million yen due to the steady performance of the leasing operations, such as automobile leasing that include operating leases.

Segment profits decreased 9% to 17,926 million yen compared to 19,747 million yen in the same period of the previous fiscal year as expenses increased along with the increase in segment revenues, and due to decreases in gains on sales of subsidiaries and affiliates.

Segment assets were up 11% on March 31, 2006 to 624,898 million yen due mainly to an increase in direct financing leases and investment in affiliates.

2. Summary of Cash Flows (Six Months Ended September 30, 2006)

Cash and cash equivalents decreased by 101,885 million yen to 143,971 million yen compared to March 31, 2006.

“Cash flows from operating activities” provided 165,962 million yen in the first half of this fiscal year, compared to 112,157 million yen in the same period of the previous fiscal year. There were inflows associated with an increase in the net income and decrease in restricted cash, while there was an outflow from “increase in inventories,” which is associated with the residential condominium development operations.

“Cash flows from investing activities” used 520,853 million yen in the first half of this fiscal year, compared to 182,787 million yen in the same period of the previous fiscal year, due mainly to the increase in outflows associated with the increase in “installment loans made to customers” as a result of the expansion of loans to corporate customers, including non-recourse loans.

“Cash flows from financing activities” provided 252,904 million yen in the first half of this fiscal year, compared to 102,172 million yen in the same period of the previous fiscal year, due to the increase in debt accompanying the increase in operating assets.

3. Summary of Second Quarter (Three Months Ended September 30, 2006)

In the second quarter of this fiscal year revenues increased 52,735 million yen year on year.

Revenues from “direct financing leases” were down compared to the second quarter of the previous fiscal year due to the reduced contribution from gains on securitization and the decrease in the average balance of operating assets. Revenues from “operating leases” were up in line with the increase in operating assets. Revenues from “interest on loans and investment securities” were up compared to the same period of the previous fiscal year due to the increase in operating assets and contributions from interest on investment securities. “Brokerage commissions and net gains on investment securities” were down compared to the same period of the previous fiscal year due to the decrease in brokerage commissions and lower net gains on investment securities. “Life insurance premiums and related investment income” were down compared to the same period of the previous fiscal year as the life insurance related investment income and life insurance premiums decreased. “Real estate sales” were up year on year due to the increase in the number of condominiums sold to buyers. “Gains on sales of real estate under operating leases” were down year on year. “Other operating revenues” were up year on year due to the increase in revenues associated with our real estate management operations, including hotels, training facilities and golf courses, and revenue from the automobile maintenance service operations, as well as the contribution from Houlihan Lokey that entered the ORIX Group in the fourth quarter of the previous fiscal year.

Expenses were up 53,153 million yen compared to the second quarter of the previous fiscal year.

“Interest expense” was up year on year due to higher average debt levels. “Costs of operating leases” were up year on year in line with the increase in operating assets. “Life insurance costs” were down compared with the same period of the previous fiscal year. “Costs of real estate sales” and “other operating expenses” increased in line with the “real estate sales” and “other operating revenues.” “Selling, general and administrative expenses” were up year on year as a result of an increase in expenses associated with Houlihan Lokey, in addition to upfront costs associated with an increase in the number of employees in an effort to expand our sales platform. The “provision for doubtful receivables and probable loan losses” was down compared to the second quarter of the previous fiscal year. “Write-downs of long-lived assets” were up compared to the second quarter of the previous fiscal year, while “write-downs of securities” were down year on year.

This resulted in a decrease in “operating income” by 418 million yen to 65,352 million yen compared with the second quarter of the previous fiscal year.

“Equity in net income of affiliates” was down year on year and “gains on sales of subsidiaries and affiliates and liquidation loss” increased. “Income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain” decreased by 2,685 million yen to 71,770 million yen.

“Minority interests in earnings of subsidiaries” of 850 million yen were recorded and as a result, “income from continuing operations” decreased by 2,043 million yen to 41,485 million yen.

“Discontinued operations, net of applicable tax effect” added 2,165 million yen and “net income” in the second quarter of this fiscal year decreased by 1,942 million yen to 44,223 million yen compared with “net income” of 46,165 million yen in the second quarter of the previous fiscal year.

4. Outlook and Forecasts for the Fiscal Year Ending March 31, 2007

In terms of the outlook for the economic environment for the second half of the fiscal year ending March 31, 2007, overseas the U.S. economy is expected to be steady despite concerns regarding the slowdown of the housing market. In addition, the Asian economy, centering on China, is expected to continue to expand. In Japan, continued moderate economic recovery and a gradual rise in interest rates are expected. However, due to the high price of crude oil, slowdown of the U.S. economy, and stagnation in consumer spending growth, there have been cautious views regarding the future.

In connection with the listing of Aozora Bank, Ltd. on the Tokyo Stock Exchange, the sale price of Aozora’s stock has been announced, and we have taken into consideration the contribution to net income from the sale of a portion of our shares. Under such economic environment and circumstances, we have revised our original forecast for the fiscal year ending March 31, 2007 as follows. “Revenues” of 1,123,000 million yen (up 19% compared with the fiscal year ended March 31, 2006), “income before income taxes” of 319,000 million yen (up 27%), and “net income” of 195,000 million yen (up 17%).

	(millions of JPY)
	Total Revenues	Income before Income Taxes*	Net Income
Previous Forecast (A)	1,100,000	295,000	177,000
New Forecast (B)	1,123,000	319,000	195,000
Change (B-A)	23,000	24,000	18,000
Change (%)	2.1	8.1	10.2
(Reference) Fiscal 2006 Results	941,872	250,816	166,388

*	“Income before income taxes” refers to “income before income taxes, minority interests in earnings of subsidiaries, discontinued operations and extraordinary gain.”

5. Business Risks

Our business, operating results and financial condition may be materially adversely affected by any of the factors discussed below or other factors. The risk factors listed below are taken from the Annual Financial Report (Yukashoken houkokusho) for the fiscal year ended March 31, 2006 that was submitted in Japan in June 2006.

•	We may lose market share or suffer reduced interest margins if our competitors compete with us on pricing and other terms

•	Our allowance for doubtful receivables on direct financing leases and probable loan losses may be insufficient

•	Our credit-related costs might increase

•	Risks of real estate-related business

•	We may suffer losses on our investment portfolio and derivative instruments

•	We may be exposed to increased risks as we expand or reduce the range of our products and services, or acquire companies or assets, including those related to our corporate rehabilitation business

•	Poor performance or failure of affiliates accounted for using the equity method, which include investments in companies as part of our corporate rehabilitation business, or consolidated companies in which we have invested as part of our corporate rehabilitation business, will have an adverse affect on our results of operations and financial condition

•	Changes in market interest rates and currency exchange rates could adversely affect our assets and our financial condition and results of operations

•	Our access to liquidity and capital may be restricted by economic conditions, instability in the financial markets or potential credit rating downgrades

•	A downgrade of our credit ratings could have a negative effect on our derivative transactions

•	We may not be able to hire or retain human resources to achieve our strategic goals

•	The departure of senior management could adversely affect us

•	Risks related to computer and other information systems

•	Inadequate or failed processes or systems, human factors or external events or factors may adversely affect our results of operations, liquidity or reputation

•	Risks related to telephone equipment leases

•	Risk associated with holding a professional baseball team

•	Negative press coverage or rumors could affect our business, financial condition, results of operation or share price

•	Risks of waste-disposal business

•	Risks of medical related service business

•	Risks arising from our nursing service business

•	Risks related to the operation of hotels, corporate dormitories, training facilities, and golf courses

•	Our life insurance subsidiary is subject to risks that are specific to its business

•	We may suffer losses if we are unable to remarket leased equipment returned to us

•	Our business may be adversely affected by adverse conditions in the airline industry

•	Our business may continue to be adversely affected by economic fluctuations in Japan

•	Our business has in the past been, and may again be, adversely affected by adverse economic conditions in the United States

•	Adverse political or economic developments affecting foreign countries other than the United States may also adversely affect our business

•	A failure to comply with regulations to which many of our businesses are subject could result in sanctions or penalties, harm our reputation and adversely affect our results of operations

•	Changes in laws and regulations may affect our business, results of operations and financial condition

•	Changes in tax laws or accounting rules may affect our sales of structured financial products

•	Litigation and regulatory investigations may adversely affect our financial results

•	There is a risk that our risk management will not be effective

•	Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell the Shares at a particular price on any particular trading day, or at all

•	Our results of operations and financial condition may be adversely affected by unpredictable events

•	Dispositions of the Shares, particularly by major shareholders, may adversely affect market prices for the Shares

•	Change of listed sections and delisting of Shares could adversely affect the liquidity and price of the Shares

Further details concerning our business risks are disclosed in our Annual Financial Report (Yukashoken houkokusho).

Consolidated Financial Highlights

(For the Six Months Ended September 30, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

	(millions of JPY, except for per share data)
Operating Assets	September 30, 2006	Relationship to March 31, 2006	Year -on- year Change	September 30, 2005	Year -on- year Change	March 31, 2006	Year -on- year Change
Investment in Direct Financing Leases	1,433,591	100%	98%	1,462,354	100%	1,437,491	99%
Installment Loans	3,252,274	111%	131%	2,491,927	111%	2,926,036	123%
Investment in Operating Leases	786,694	109%	133%	591,056	110%	720,096	116%
Investment in Securities	711,127	104%	115%	618,688	105%	682,798	116%
Other Operating Assets	135,401	147%	137%	98,740	135%	91,856	111%

Total	6,319,087	108%	120%	5,262,765	107%	5,858,277	114%

Operating Results
Total Revenues	558,529	—	125%	447,729	106%	941,872	102%
Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	151,334	—	114%	132,754	192%	250,816	163%
Net Income	91,326	—	109%	83,954	197%	166,388	182%
Earnings Per Share
Net Income
Basic	1,014.29	—	106%	957.87	188%	1,883.89	173%
Diluted	977.73	—	108%	907.93	194%	1,790.30	179%
Shareholders’ Equity Per Share	11,470.78	108%	123%	9,333.32	126%	10,608.97	127%

Financial Position
Shareholders’ Equity	1,034,339	108%	126%	821,420	133%	953,646	131%
Number of Outstanding Shares (‘000)	90,172	100%	102%	88,009	105%	89,891	103%
Long- and Short-Term Debt and Deposits	5,193,763	105%	122%	4,269,728	109%	4,925,753	119%
Total Assets	7,633,915	105%	121%	6,333,055	111%	7,242,455	119%
Shareholders’ Equity Ratio	13.5%	—	—	13.0%	—	13.2%	—
Return on Equity (annualized)	18.4%	—	—	21.7%	—	19.8%	—
Return on Assets (annualized)	2.46%	—	—	2.71%	—	2.50%	—

New Business Volumes
Direct Financing Leases
New Receivables Added	394,296	—	95%	415,435	104%	888,912	103%
New Equipment Acquisitions	351,249	—	95%	368,961	104%	800,802	104%
Installment Loans	1,089,342	—	139%	783,614	111%	1,834,192	119%
Operating Leases	170,646	—	152%	111,911	117%	317,645	128%
Investment in Securities	116,035	—	104%	111,710	106%	235,932	96%
Other Operating Transactions	121,919	—	219%	55,565	100%	132,017	102%

Condensed Consolidated Statements of Income

(For the Six Months Ended September 30, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2006	Year -on- year Change (%)	Six Months ended September 30, 2005	Year -on- year Change (%)	Year ended March 31, 2006	Year -on- year Change (%)	U.S. dollars Six Months ended September 30, 2006
Total Revenues :	558,529	125	447,729	106	941,872	102	4,737

Direct Financing Leases	48,009	101	47,755	112	98,645	112	407
Operating Leases	124,984	117	106,883	112	211,838	109	1,060
Interest on Loans and Investment Securities	95,611	124	76,882	117	161,350	119	811
Brokerage Commissions and Net Gains on Investment Securities	18,534	91	20,416	156	48,826	144	157
Life Insurance Premiums and Related Investment Income	63,767	93	68,470	103	138,118	101	541
Real Estate Sales	67,895	216	31,376	75	74,943	61	576
Gains on Sales of Real Estate under Operating Leases	12,170	129	9,445	737	8,970	577	103
Other Operating Revenues	127,559	147	86,502	91	199,182	95	1,082

Total Expenses :	423,368	127	332,382	91	725,868	92	3,591

Interest Expense	39,057	132	29,527	109	62,213	114	331
Costs of Operating Leases	77,283	116	66,357	109	134,982	109	655
Life Insurance Costs	57,436	99	58,239	97	117,622	96	487
Costs of Real Estate Sales	55,006	198	27,765	71	65,904	58	467
Other Operating Expenses	67,199	119	56,463	85	128,188	85	570
Selling, General and Administrative Expenses	119,973	142	84,553	102	187,818	110	1,018
Provision for Doubtful Receivables and Probable Loan Losses	3,720	54	6,848	41	16,477	42	32
Write-downs of Long-Lived Assets	1,318	253	521	6	8,336	71	11
Write-downs of Securities	2,142	80	2,668	97	4,540	92	18
Foreign Currency Transaction Loss (Gain), Net	234	—	(559)	—	(212)	—	2

Operating Income	135,161	117	115,347	204	216,004	165	1,146

Equity in Net Income of Affiliates	15,017	96	15,607	160	32,080	160	128
Gains on Sales of Subsidiaries and Affiliates and Liquidation Losses	1,156	64	1,800	64	2,732	82	10

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	151,334	114	132,754	192	250,816	163	1,284

Provision for Income Taxes	62,059	115	54,098	181	97,188	144	527

Income before Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	89,275	114	78,656	201	153,628	178	757

Minority Interests in Earnings of Subsidiaries, Net	1,747	179	975	116	3,245	131	15

Income from Continuing Operations	87,528	113	77,681	202	150,383	179	742

Discontinued Operations:
Income from Discontinued Operations, Net	5,510		10,515		26,328		47
Provision for Income Taxes	(2,285)		(4,242)		(10,323)		(19)

Discontinued Operations, Net of Applicable Tax Effect	3,225	51	6,273	145	16,005	212	28

Extraordinary Gain, Net of Applicable Tax Effect	573	—	—	—	—	—	5

Net Income	91,326	109	83,954	197	166,388	182	775

Note:	Pursuant to FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the results of operations which meet the criteria for discontinued operations are reported as a separate component of income, and those related amounts that had been previously reported are reclassified.

Condensed Consolidated Statements of Income

(For the Three Months Ended September 30, 2006 and 2005)

(Unaudited)

	(millions of JPY, millions of US$)
	Three Months ended September 30, 2006	Year -on- year Change (%)	Three Months ended September 30, 2005	Year -on- year Change (%)	U.S. dollars Three Months ended September 30, 2006
Total Revenues :	285,062	123	232,327	108	2,418
Direct Financing Leases	24,218	95	25,545	120	205
Operating Leases	61,947	112	55,442	119	525
Interest on Loans and Investment Securities	52,392	128	40,818	114	444
Brokerage Commissions and Net Gains on Investment Securities	8,084	68	11,973	151	69
Life Insurance Premiums and Related Investment Income	34,098	89	38,241	106	289
Real Estate Sales	38,870	320	12,162	61	330
Gains on Sales of Real Estate under Operating Leases	760	21	3,625	—	6
Other Operating Revenues	64,693	145	44,521	93	550

Total Expenses :	219,710	132	166,557	87	1,864

Interest Expense	20,558	134	15,370	113	174
Costs of Operating Leases	38,306	116	32,900	116	325
Life Insurance Costs	30,365	98	31,000	97	258
Costs of Real Estate Sales	32,096	289	11,101	59	272
Other Operating Expenses	34,628	120	28,934	87	294
Selling, General and Administrative Expenses	60,970	140	43,651	95	517
Provision for Doubtful Receivables and Probable Loan Losses	1,050	49	2,128	27	9
Write-downs of Long-Lived Assets	1,318	253	521	6	11
Write-downs of Securities	583	67	868	67	5
Foreign Currency Transaction Loss (Gain), Net	(164)	—	84	16	(1)

Operating Income	65,352	99	65,770	264	554

Equity in Net Income of Affiliates	5,943	71	8,344	167	50
Gains on Sales of Subsidiaries and Affiliates and Liquidation Loss	475	139	341	17	5

Income before Income Taxes, Minority Interests in Earnings of Subsidiaries, Discontinued Operations and Extraordinary Gain	71,770	96	74,455	233	609

Provision for Income Taxes	29,435	97	30,334	218	250

Income before Minority Interests in Earnings of Subsidiaries Discontinued Operations and Extraordinary Gain	42,335	96	44,121	245	359

Minority Interests in Earnings of Subsidiaries, Net	850	143	593	611	7

Income from Continuing Operations	41,485	95	43,528	243	352

Discontinued Operations
Income from Discontinued Operations, Net	3,651		4,425		31
Provision for Income Taxes	(1,486)		(1,788)		(13)

Discontinued Operations, Net of Applicable Tax Effect	2,165	82	2,637	214	18

Extraordinary Gain, Net of Applicable Tax Effect	573	—	—	—	5

Net Income	44,223	96	46,165	241	375

Condensed Consolidated Balance Sheets

(As of September 30, 2006 and 2005, and March 31, 2006)

(Unaudited)

	(millions of JPY, millions of US$)
	September 30, 2006	September 30, 2005	March 31, 2006	U.S. dollars September 30, 2006
Assets
Cash and Cash Equivalents	143,971	177,565	245,856	1,221
Restricted Cash	108,377	69,645	172,805	919
Time Deposits	453	5,814	5,601	4
Investment in Direct Financing Leases	1,433,591	1,462,354	1,437,491	12,159
Installment Loans	3,252,274	2,491,927	2,926,036	27,585
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(89,824)	(103,028)	(97,002)	(762)
Investment in Operating Leases	786,694	591,056	720,096	6,673
Investment in Securities	711,127	618,688	682,798	6,032
Other Operating Assets	135,401	98,740	91,856	1,148
Investment in Affiliates	344,937	302,306	316,773	2,926
Other Receivables	180,424	142,895	165,657	1,530
Inventories	158,181	115,058	140,549	1,342
Prepaid Expenses	46,496	50,434	40,676	394
Office Facilities	89,814	95,106	91,797	762
Other Assets	331,999	214,495	301,466	2,816

Total Assets	7,633,915	6,333,055	7,242,455	64,749

Liabilities and Shareholders’ Equity
Short-Term Debt	1,267,616	955,048	1,336,414	10,752
Deposits	349,346	354,191	353,284	2,963
Trade Notes, Accounts Payable and Other Liabilities	359,515	293,963	334,008	3,049
Accrued Expenses	87,509	87,782	89,043	742
Policy Liabilities	494,866	519,849	503,708	4,197
Current and Deferred Income Taxes	269,180	204,242	250,997	2,283
Security Deposits	158,778	122,416	150,836	1,347
Long-Term Debt	3,576,801	2,960,489	3,236,055	30,338

Total Liabilities	6,563,611	5,497,980	6,254,345	55,671

Minority Interests	35,965	13,655	34,464	305

Common Stock	89,705	76,520	88,458	761
Additional Paid-in Capital	110,098	94,602	106,729	934
Retained Earnings:
Legal Reserve	2,220	2,220	2,220	19
Retained Earnings	816,620	650,952	733,386	6,926
Accumulated Other Comprehensive Income	19,494	4,514	27,603	165
Treasury Stock, at Cost	(3,798)	(7,388)	(4,750)	(32)

Total Shareholders’ Equity	1,034,339	821,420	953,646	8,773

Total Liabilities and Shareholders’ Equity	7,633,915	6,333,055	7,242,455	64,749

	September 30, 2006	September 30, 2005	March 31, 2006	U.S. dollars September 30, 2006
Note : Accumulated Other Comprehensive Income
Net unrealized gains on investment in securities	42,995	37,219	50,856	365
Minimum pension liability adjustments	(614)	(1,146)	(632)	(5)
Foreign currency translation adjustments	(24,975)	(31,904)	(26,132)	(213)
Net unrealized gains on derivative instruments	2,088	345	3,511	18

Condensed Consolidated Statements of Shareholders’ Equity

(For the Six Months Ended September 30, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2006	Six Months ended September 30, 2005	Year ended March 31, 2006	U.S. dollars Six Months ended September 30, 2006
Common Stock:
Beginning balance	88,458	73,100	73,100	750
Exercise of warrants and stock acquisition rights	785	1,670	2,829	7
Conversion of convertible bond	462	1,750	12,529	4

Ending balance	89,705	76,520	88,458	761

Additional Paid-in Capital:
Beginning balance	106,729	91,045	91,045	906
Exercise of warrants, stock acquisition rights and stock options	785	1,667	2,831	7
Stock-based compensation	1,848	—	—	15
Conversion of convertible bond	462	1,750	12,528	4
Other, net	274	140	325	2

Ending balance	110,098	94,602	106,729	934

Legal Reserve:
Beginning balance	2,220	2,220	2,220	19

Ending balance	2,220	2,220	2,220	19

Retained Earnings:
Beginning balance	733,386	570,494	570,494	6,220
Cash dividends	(8,092)	(3,496)	(3,496)	(69)
Net income	91,326	83,954	166,388	775

Ending balance	816,620	650,952	733,386	6,926

Accumulated Other Comprehensive Income (Loss):
Beginning balance	27,603	(1,873)	(1,873)	234
Net change of unrealized gains on investment in securities	(7,861)	(2,931)	10,706	(67)
Net change of minimum pension liability adjustments	18	(56)	458	0
Net change of foreign currency translation adjustments	1,157	7,706	13,478	10
Net change of unrealized gains on derivative instruments	(1,423)	1,668	4,834	(12)

Ending balance	19,494	4,514	27,603	165

Treasury Stock:
Beginning balance	(4,750)	(7,653)	(7,653)	(40)
Exercise of stock options	953	354	3,025	8
Other, net	(1)	(89)	(122)	(0)

Ending balance	(3,798)	(7,388)	(4,750)	(32)

Total Shareholders’ Equity:
Beginning balance	953,646	727,333	727,333	8,089
Increase, net	80,693	94,087	226,313	684

Ending balance	1,034,339	821,420	953,646	8,773

Summary of Comprehensive Income:
Net income	91,326	83,954	166,388	775
Other comprehensive income (loss)	(8,109)	6,387	29,476	(69)

Comprehensive income	83,217	90,341	195,864	706

Condensed Consolidated Statements of Cash Flows

(For the Six Months Ended September 30, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

	(millions of JPY, millions of US$)
	Six Months ended September 30, 2006	Six Months ended September 30, 2005	Year ended March 31, 2006	U.S. dollars September 30, 2006
Cash Flows from Operating Activities:
Net income	91,326	83,954	166,388	775
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,795	59,444	135,352	609
Provision for doubtful receivables and probable loan losses	3,720	6,848	16,477	32
Decrease in policy liabilities	(8,842)	(31,031)	(47,172)	(75)
Gains from securitization transactions	(2,740)	(4,035)	(7,139)	(23)
Equity in net income of affiliates	(15,017)	(15,607)	(32,080)	(128)
Gains on sales of subsidiaries and affiliates and liquidation losses	(1,156)	(1,800)	(2,732)	(10)
Extraordinary gain	(573)	—	—	(5)
Minority interests in earnings of subsidiaries, net	1,747	975	3,245	15
Gains on sales of available-for-sale securities	(9,266)	(6,402)	(10,401)	(79)
Gains on sales of real estate under operating leases	(12,170)	(9,445)	(8,970)	(103)
Gains on sales of operating lease assets other than real estate	(6,515)	(4,895)	(7,184)	(55)
Write-downs of long-lived assets	1,318	521	8,336	11
Write-downs of securities	2,142	2,668	4,540	18
Decrease (increase) in restricted cash	64,452	(16,186)	(119,202)	547
Decrease (increase) in trading securities	7,003	(7,425)	(9,091)	59
Increase in inventories	(28,645)	(14,803)	(56,596)	(243)
Increase in prepaid expenses	(5,536)	(3,940)	(2,316)	(47)
Increase (decrease) in accrued expenses	(4,363)	(8,512)	2,755	(37)
Increase in security deposits	7,201	24,123	48,597	61
Other, net	10,081	57,705	53,196	85

Net cash provided by operating activities	165,962	112,157	136,003	1,407

Cash Flows from Investing Activities:
Purchases of lease equipment	(536,368)	(509,873)	(1,136,538)	(4,549)
Principal payments received under direct financing leases	304,156	314,488	670,781	2,580
Net proceeds from securitization of lease receivables, loan receivables and securities	84,191	102,287	194,806	714
Installment loans made to customers	(1,089,193)	(783,614)	(1,834,192)	(9,238)
Principal collected on installment loans	724,812	616,456	1,200,337	6,148
Proceeds from sales of operating lease assets	78,592	89,306	130,992	667
Investment in and dividends received from affiliates, net	243	(7,716)	10,754	2
Purchases of available-for-sale securities	(81,072)	(91,389)	(201,123)	(688)
Proceeds from sales of available-for-sale securities	28,965	72,752	166,251	246
Maturities of available-for-sale securities	16,552	20,202	38,706	140
Purchases of other securities	(34,767)	(20,321)	(34,634)	(295)
Proceeds from sales of other securities	27,089	15,966	23,142	230
Purchases of other operating assets	(25,508)	(15,774)	(25,630)	(216)
Acquisitions of subsidiaries, net of cash acquired	(15,851)	—	(38,837)	(135)
Sales of subsidiaries, net of cash disposed	529	1,500	2,664	4
Other, net	(3,223)	12,943	33,164	(27)

Net cash used in investing activities	(520,853)	(182,787)	(799,357)	(4,417)

Cash Flows from Financing Activities:
Net increase in debt with maturities of three months or less	97,585	43,425	326,285	828
Proceeds from debt with maturities longer than three months	1,086,631	919,112	2,102,054	9,217
Repayment of debt with maturities longer than three months	(938,003)	(878,214)	(1,697,828)	(7,956)
Net increase (decrease) in deposits due to customers	(3,941)	17,603	16,628	(33)
Issuance of common stock	1,570	3,476	5,975	13
Dividends paid	(8,092)	(3,496)	(3,496)	(69)
Net increase in call money	16,200	—	10,000	137
Other, net	954	266	2,910	8

Net cash provided by financing activities	252,904	102,172	762,528	2,145

Effect of Exchange Rate Changes on Cash and Cash Equivalents	102	643	1,302	1

Net Increase (Decrease) in Cash and Cash Equivalents	(101,885)	32,185	100,476	(864)
Cash and Cash Equivalents at Beginning of Period	245,856	145,380	145,380	2,085

Cash and Cash Equivalents at End of Period	143,971	177,565	245,856	1,221

Segment Information

(For the Six Months Ended September 30, 2006 and 2005, and the Year Ended March 31, 2006)

(Unaudited)

	(millions of JPY)
	Six months ended September 30, 2006			Six months ended September 30, 2005			Year ended March 31, 2006
	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	57,945	28,734	1,799,827	48,748	23,824	1,602,587	97,683	48,661	1,616,574
Automobile Operations	72,016	13,386	548,513	63,869	13,425	489,313	130,775	26,661	509,149
Rental Operations	32,412	3,897	124,363	33,638	5,292	116,982	67,066	9,911	123,532
Real Estate-Related Finance	38,222	21,021	1,328,367	34,865	20,318	961,049	69,472	33,384	1,223,063
Real Estate	142,129	31,129	768,622	98,018	20,562	520,730	198,780	28,650	682,166
Life Insurance	63,488	3,379	508,409	68,178	7,753	521,022	137,468	13,212	491,857
Other	56,928	19,232	699,105	49,919	16,259	519,727	111,854	41,657	668,689

Sub-Total	463,140	120,778	5,777,206	397,235	107,433	4,731,410	813,098	202,136	5,315,030
Overseas Operations
The Americas	56,360	17,922	470,165	26,493	14,070	398,936	70,223	34,701	441,285
Asia, Oceania and Europe	47,222	17,926	624,898	43,834	19,747	527,255	88,914	31,956	562,654

Sub-Total	103,582	35,848	1,095,063	70,327	33,817	926,191	159,137	66,657	1,003,939

Segment Total	566,722	156,626	6,872,269	467,562	141,250	5,657,601	972,235	268,793	6,318,969

Difference between Segment totals and Consolidated Amounts	(8,193)	(5,292)	761,646	(19,833)	(8,496)	675,454	(30,363)	(17,977)	923,486

Consolidated Amounts	558,529	151,334	7,633,915	447,729	132,754	6,333,055	941,872	250,816	7,242,455

	(millions of US$)
	U.S. dollars September 30, 2006
	Segment Revenues	Segment Profits	Segment Assets
Operations in Japan
Corporate Financial Services	491	244	15,266
Automobile Operations	611	114	4,652
Rental Operations	275	33	1,055
Real Estate-Related Finance	324	178	11,267
Real Estate	1,206	264	6,519
Life Insurance	538	29	4,312
Other	483	162	5,930

Sub-Total	3,928	1,024	49,001
Overseas Operations
The Americas	478	152	3,988
Asia, Oceania and Europe	401	152	5,300

Sub-Total	879	304	9,288

Segment Total	4,807	1,328	58,289

Difference between Segment totals and Consolidated Amounts	(70)	(44)	6,460

Consolidated Amounts	4,737	1,284	64,749

*Note:	Since the Company evaluates the performance for the segments based on profits before income taxes, tax expenses are not included in the segment profits. In addition, results of discontinued operations are included in “Segment Revenues” and “Segment Profits” of each segment, if any. Such amounts are eliminated in “Difference between Segment totals and Consolidated Amounts.”

Basis of presentation and significant accounting policies

In preparing the accompanying consolidated financial statements, ORIX Corporation (the Company) and its subsidiaries have followed accounting principles generally accepted in the United States of America, except as modified to account for stock splits in accordance with the usual practice in Japan.

Some areas of potential significant differences between U.S. and Japanese accounting policies and practices are as follows: Accounting for direct financing leases, the use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition costs, accounting for derivative instruments and hedging activities, accounting for goodwill and other intangible assets resulting from business combinations, accounting for pension plans, and reclassification of discontinued operations. Segment information is prepared in accordance with FASB Statement No. 131. The basis of presentation and significant accounting policies are as follows.

1. Consolidated subsidiaries

The accompanying consolidated financial statements include the accounts of the Company, 113 domestic subsidiaries and 76 overseas subsidiaries (total of 189 subsidiaries).

The consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (FIN46(R) (“Consolidation of Variable Interest Entities”)).

Major subsidiaries are ORIX Auto Corporation, ORIX USA Corporation and others.

2. Affiliates accounted for by the equity method

Investment in 56 domestic affiliates and 27 overseas affiliates (total of 83 affiliates) are accounted for by using the equity method. Major affiliates are The Fuji Fire and Marine Insurance Company, Limited, DAIKYO INCORPORATED, Korea Life Insurance Co., Ltd., and others.

3. The date of subsidiaries fiscal closing

Certain subsidiaries have an interim closing date that differs from that of the Company. However, these subsidiaries close their books and make necessary adjustments for consolidation purposes as of the Company’s interim closing date. For certain subsidiaries whose fiscal periods end at a date that is within three months from our consolidated interim closing date, we use the most recent fiscal period end of those subsidiaries in our consolidated financial results.

4. Accounting policies

(1) Use of estimates

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Recognition of revenues

Direct financing leases

The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term using the interest method. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment.

Operating leases

Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis.

Insurance premiums and expenses

Premium income from life insurance policies are recognized as earned premiums when due. Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. Certain costs associated with writing insurance (“deferred policy acquisition costs”) are deferred and amortized over the respective policy periods in proportion to anticipated premium revenue.

(3) Investment in securities

Trading securities are reported at fair value with unrealized gains and losses included in income. Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through accumulated other comprehensive income (loss), net of applicable income taxes. However, the Company and its subsidiaries recognize losses related to securities for which the market price has been significantly below the acquisition cost and not considered temporary in nature.

(4) Inventories

Inventories consist primarily of advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums. Advances and/or progress payments for sale are carried at cost less any impairment losses and finished goods are stated at the lower of cost or market.

(5) Impairment of long-lived assets

Long-lived assets to be held and used in operations, including tangible assets and intangible assets being amortized, are tested for recoverability whenever events or changes in circumstances indicates that the assets might be impaired. When the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets, the net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value.

(6) Allowance for doubtful receivables on direct financing leases and probable loan losses

The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses on lease and loan portfolios that can be reasonably anticipated.

(7) Prepaid benefit cost (Accrued benefit liability)

The Company and its subsidiaries apply FASB Statement No. 87 (“Employer’s Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods.

(8) Foreign currencies translation

The Company and its subsidiaries maintain their accounting records in their functional currency. Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.

The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year.

(9) Derivatives

All derivative instruments are recognized and measured at fair value as either assets or liabilities and changes in the fair value are currently recognized in earnings or reported as accumulated other comprehensive income (loss) in Shareholders’ Equity after income tax effects, depending on the intended use of the derivative instruments and its effectiveness as hedge.

(10) Goodwill and other intangible assets resulting from business combinations

Goodwill and other intangible assets that have indefinite useful lives are not amortized. Impairment tests are required on an annual basis and between annual tests whenever events or circumstances indicate a potential impairment might exist.

(11) Income taxes

The Company, in general, determines its income tax provisions for interim periods by applying the current estimate of the effective tax rate to be applicable for the full fiscal year to the actual year-to-date pre-tax income amount. The estimated effective tax rate is determined by dividing total estimated income tax expense for the full fiscal year by total estimated pre-tax income for the full fiscal year.

(12) Discontinued operations

In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), included in reported discontinued operations are the operating results for subsidiaries, business units, and certain properties sold or to be disposed of by sale without significant continuing involvements and are presented as a separate line from continuing operations.

5. Cash and cash equivalents in the accompanying consolidated statements of cash flows

Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.

Revenues from overseas customers

Revenues from overseas customers are as follows.

	Millions of JPY
September 30, 2006	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	55,465	49,832	105,297

Consolidated revenue			558,529

The rate of the overseas revenues to consolidated revenue	9.9%	8.9%	18.8%

	Millions of JPY
September 30, 2005	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	18,201	45,105	63,306
Consolidated revenue			447,729

The rate of the overseas revenues to consolidated revenue	4.0%	10.1%	14.1%

	Millions of JPY
March 31, 2006	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	47,688	90,234	137,922
Consolidated revenue			941,872

The rate of the overseas revenues to consolidated revenue	5.0%	9.6%	14.6%

	Millions of U.S. dollars
September 30, 2006	The Americas	Asia, Oceania and Europe	Total
Overseas revenue	470	423	893
Consolidated revenue			4,737

The rate of the overseas revenues to consolidated revenue	9.9%	8.9%	18.8%

Investment in Securities

Investment in securities at September 30, 2006 and 2005, and March 31, 2006 consists of the following:

	Millions of JPY			Millions of U.S. dollars
	September 30, 2006	September 30, 2005	March 31, 2006	September 30, 2006
Trading securities	53,641	58,040	61,971	455
Available-for-sale securities	466,506	399,666	432,306	3,957
Other securities	190,980	160,982	188,521	1,620

	711,127	618,688	682,798	6,032

Other securities consist mainly of non-marketable equity securities and preferred capital shares carried at cost and investment funds accounted for under the equity method.

The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale securities in each major security type at September 30, 2006 and 2005, and March 31, 2006 are as follows:

	Millions of JPY
September 30, 2006	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	11,259	49	(21)	11,287
Japanese prefectural and foreign municipal bond securities	18,350	16	(334)	18,032
Corporate debt securities	285,795	1,948	(2,287)	285,456
Mortgage-backed and other asset-backed securities	75,610	12,801	(156)	88,255
Equity securities	26,698	36,902	(124)	63,476

	417,712	51,716	(2,922)	466,506

	Millions of JPY
September 30, 2005	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	4,503	76	(233)	4,346
Japanese prefectural and foreign municipal bond securities	21,259	6	(241)	21,024
Corporate debt securities	239,625	1,466	(1,833)	239,258
Mortgage-backed and other asset-backed securities	69,958	13,228	(2,687)	80,499
Equity securities	20,103	34,786	(350)	54,539

	355,448	49,562	(5,344)	399,666

	Millions of JPY
March 31, 2006	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	1,270	60	(35)	1,295
Japanese prefectural and foreign municipal bond securities	18,711	—	(508)	18,203
Corporate debt securities	254,237	1,856	(3,778)	252,315
Mortgage-backed and other asset-backed securities	72,171	13,247	(389)	85,029
Equity securities	25,249	50,408	(193)	75,464

	371,638	65,571	(4,903)	432,306

	Millions of U.S. dollars
September 30, 2006	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair Value
Available-for-sale:
Japanese and foreign government bond securities	95	0	(0)	95
Japanese prefectural and foreign municipal bond securities	156	0	(3)	153
Corporate debt securities	2,425	17	(20)	2,422
Mortgage-backed and other asset-backed securities	641	109	(1)	749
Equity securities	226	313	(1)	538

	3,543	439	(25)	3,957